July 10, 2024

Ilon Wu
Chief Financial Officer
Millburn Multi-Markets Fund L.P.
c/o Millburn Ridgefield Corporation
55 West 46th Street, 31st Floor
New York, New York 10036

       Re: Millburn Multi-Markets Fund L.P.
           Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 000-54028
Dear Ilon Wu:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2023
Exhibits

1. In accordance with Exchange Act Rule 12b-15, an amendment to any report required to include the certifications as specified in Section 13(a) or 15(d) of the Exchange Act must include new certifications by each principal executive officer and principal financial officer of the registrant. We note that your Form 10-K/A filed April 3, 2024 did not include updated certifications. Please file another amended Form 10-K/A to include updated certifications, or explain why no such revision is necessary. July 10, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Tillan at 202-551-3604 or David Irving at 202-551-3321 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Crypto
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